UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                            with a copy to:
Mitchell Herman                             Alan Wovsaniker
Asta Funding, Inc.                          LOWENSTEIN SANDLER PC
210 Sylvan Avenue                           65 Livingston Avenue
Englewood Cliffs, New Jersey 07632          Roseland, New Jersey  07068
(201) 567-5648                              (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO.  0462220109
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1)   Names of  Reporting Persons.   I.R.S. Identification Nos. of  Above Persons
     (entities only):

                Judith R. Feder
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)
                -------          ------
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   Not applicable.

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                Not applicable.
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6)   Citizenship or Place of Organization:  USA

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     Number of                           7)  Sole Voting Power:       1,285,000*
                                 -----------------------------------------------
     Shares Beneficially                 8)  Shared Voting Power:             0
                                 -----------------------------------------------
     Owned by
     Each Reporting                      9)  Sole Dispositive Power:  1,285,000*
                                        ----------------------------------------
     Person With:                       10)  Shared Dispositive Power:        0
                                        ----------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 1,285,000*
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12)   Check if the  Aggregate Amount in Row (11)  Excludes Certain  Shares  (See
      Instructions):

                Not applicable.
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13)  Percent of Class Represented by Amount in Row (11):

                31.2%
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14) Type of Reporting Person (See Instructions):  IN

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* Represents (i) 8,000 shares of  common stock,  par value  $0.01 per share (the
"Common Stock") owned directly by Judith R. Feder, (ii) 396,000 shares of Common Stock owned by the Stern Family Investors LLC and (iii) 881,000 shares of the Common Stock owned by GMS Family Investors LLC. Ms. Feder is the manager of each LLC and as such has sole voting and investment power as to such shares of the Common Stock. For the purposes of Reg. Section 240.13d-3, Ms. Feder is deemed to beneficially own 1,285,000 shares, or 31.2% of the outstanding Common Stock. Beneficial interest in the Stern Family Investors LLC is held by (i) Arthur Stern, Chairman of the Board of Directors of Asta Funding, Inc. (the "Issuer") and an uncle of Ms. Feder, (ii) Alice Stern, wife of Arthur Stern, and (iii) a trust for the benefit of the descendants of Arthur Stern, of which Ms. Feder is the trustee. Beneficial interest in the GMS Family Investors LLC is held by (i) Gary Stern, President and Chief Executive Officer of the Issuer and a cousin of Ms. Feder, (ii) trusts for the benefit of the children Gary Stern, of which Ms. Feder is the trustee, and (iii) Arthur Stern.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Asta Funding, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.


Item 2.   Identity and Background.
          -----------------------

          (a-b) This Schedule 13D is filed on behalf of Judith R. Feder. Ms. Feder's residential address is 928 East 10th Street, Brooklyn, New York 11230.

          (c) Ms. Feder's principal occupation is counsel with the law firm of Roberts & Holland LLP. Roberts & Holland LLP's business address is 825 Eighth Avenue, 37th Floor, New York, New York 10019.

          (d-e) During the past five years, Ms. Feder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Ms. Feder been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Ms. Feder is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Schedule 13D is filed to report Ms. Feder's beneficial ownership of more than 5% of the Issuer's Common Stock, which occurred as a result of Ms. Feder's appointment and acceptance as manager of each of the Stern Family Investors LLC and the GMS Family Investors LLC (collectively, the "LLCs") on May 30, 2003. The LLCs acquired 1,277,000 shares (31.0%) of the Common Stock from Arthur Stern, Chairman of the Board of Directors of the Issuer (200,000 shares), Gary Stern, President and Chief Executive Officer of the Issuer and the son of Arthur Stern (700,000 shares) and other members of the Stern family or trusts for the benefit of their issue in exchange for an equitable interest in the applicable LLC.


Item 4.   Purpose of Transaction.
          ----------------------

          See Item 3.

          Ms. Feder has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Feder may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by Ms. Feder, either in the open market or in privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Based upon the information contained in the Issuer's Registration Statement on Form S-1, as of May 19, 2003, there are issued and outstanding 4,114,130 shares of Common Stock.

          (b) Ms. Feder is deemed to beneficially own 1,285,000 shares of Common Stock or 31.2% of the shares of Common Stock. Ms. Feder has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,285,000 shares of Common Stock.

          (c) The following table details the transactions by Ms. Feder or entities controlled by Ms. Feder in the Common Stock in the past sixty (60) days:



Person Effecting Transaction             Date          Quantity            Price       Transaction Type
----------------------------             ----          --------            -----       ----------------


Stern Family Investors LLC           May 30, 2003      396,000              N/A           Acquisition

GMS Family Investors LLC             May 30, 2003      881,000              N/A           Acquisition

Judith R. Feder                      April 3, 2003       1,000              $18.70        Disposition



          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              June 3, 2003
                                              ----------------------------------
                                              Date

                                                /s/ Judith R. Feder
                                              ----------------------------------
                                              Signature


                                              Judith R. Feder / 10% Shareholder
                                              ----------------------------------
                                              Name/Title



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).